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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

ARIES VENTURES INC.
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   (Last)                           (First)             (Middle)

28720 CANWOOD STREET, SUITE 207
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                                    (Street)

AGOURA HILLS                        CALIFORNIA           91301
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

AQUENTIUM, INC. ("AQNM")
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

84-0987840
________________________________________________________________________________
4.   Statement for Month/Day/Year

02/19/02
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

N/A
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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COMMON STOCK,
$0.005
PAR VALUE                   02/19/02   06/08/02       J*             1,000,000    A       *      1,000,000       D         -
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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                                                                                COMMON
WARRANTS                                                                        STOCK,
TO PURCHASE                                                                     $0.005
COMMON                                                                          PAR
STOCK        $1.00   02/19/02 06/08/02 J*        250,000 A    02/19/02 06/08/05 VALUE     250,000 $1.00   250,000    D        -
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Explanation of Responses:

Effective February 19, 2002, Aries Ventures Inc. ("Aries") agreed to settle all outstanding debts and claims that it had against Aquentium, Inc., formerly WaterPur International, Inc. ("Aquentium"), by exchanging 7,900,004 shares of Aqentium preferred stock for 1,000,000 shares of Aquentium common stock and warrants to purchase 250,000 shares of Aquentium common stock exercisable for a period of three years at $1.00 per share. Aries received anti-dulution protection with respect to the common stock, which is calculated separately on December 31, 2002 and 2003, as long as Aries continues to own such shares, and if the aggregate market value of Aquentium's common stock and the common stock of any Aquentium spin-offs owned by Aries is less than $12,000,000. If the aggregate market value of the 1,000,000 shares of Aquentium common stock received by Aries, combined with the aggregate market value of any common stock received by Aries through one of more spin-off transactions that Aquentium may conduct, is less than $12,000,000, then Aries will be entitled to receive, without the payment of any additional consideration, a sufficient number of newly-issued common shares of Aquentium such that Aries will own 10% of the outstanding shares of Aquentium common stock.


/s/ ROBERT N. WEINGARTEN, President                            APRIL 15, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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